United States securities and exchange commission logo





                              July 15, 2022

       John Lawler
       Chief Financial Officer
       Ford Motor Company
       One American Road
       Dearborn, Michigan 48126

                                                        Re: Ford Motor Company
                                                            Form 10-K for
Fiscal Year Ended December 31, 2021
                                                            Filed February 4,
2022
                                                            File No. 001-03950

       Dear Mr. Lawler:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 10-K for Fiscal Year Ended December 31, 2021

       General

   1. We note that you provided more expansive disclosure in your Integrated Sustainability and Financial Report
2022 than you provided in your SEC filings. Please advise us what consideration you gave
to providing the same type of climate-related disclosure in your
                                                        SEC filings as you
provided in your Integrated Sustainability and Financial Report 2022.
       Risk Factors, page 17

   2. Disclose any material litigation risks related to climate change and explain the potential impact to the company.
 John Lawler
FirstName
Ford MotorLastNameJohn Lawler
            Company
Comapany
July       NameFord Motor Company
     15, 2022
July 15,
Page  2 2022 Page 2
FirstName LastName
Management's Discussion and Analysis of Financial Condition and Results of Operations, page
34

3. Disclosure on page 25 of your Form 10-K notes that additional and new regulations continue to be proposed to address concerns regarding the environment (including concerns about global climate change and its impact). Please revise your disclosure to describe the material effects of these additional and new regulations on your business, financial condition, and results of operations.
4. We note you introduced a sustainable financing framework to finance environmental and social projects. Tell us how you considered providing disclosure regarding material past and/or future capital expenditures for climate-related projects. Include quantitative information for the periods covered by your Form 10-K and for future periods as part of your response.
5. To the extent material, discuss the indirect consequences of climate-related regulation or business trends, such as (i) decreased demand for goods or services that produce significant greenhouse gas emissions or are related to carbon-based energy sources and
         (ii) any anticipated reputational risks resulting from operations or products that produce material greenhouse gas emissions.
6. Please discuss the physical effects of climate change on your operations and results. This disclosure may include the following:
             severity of weather, such as floods, hurricanes, sea levels, extreme fires, and water availability and quality;
             quantification of weather-related damages to your property or operations;
             potential for indirect weather-related impacts that have affected or may affect your customers; and
             any weather-related impacts on the cost or availability of insurance.
         As part of your response, include quantitative information for the periods covered by your
         Form 10-K and explain whether increased amounts are expected in future periods.
7. We note your disclosure on page 25 regarding the cost to comply with governmental regulations. Tell us about and quantify any compliance costs related to climate change during the periods for which financial statements are presented in your Form 10-K and explain whether increased amounts are expected in future periods.
8. If material, provide disclosure about your purchase or sale of carbon credits or offsets and any material effects on your business, financial condition, and results of operations.
         Include quantitative information for the periods covered by your Form 10-K and for future periods as part of your response.
 John Lawler
FirstName
Ford MotorLastNameJohn Lawler
            Company
Comapany
July       NameFord Motor Company
     15, 2022
July 15,
Page  3 2022 Page 3
FirstName LastName
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Patrick Fullem at (202) 551-8337 or Jennifer Angelini at
(202) 551-3047
with any questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of
Manufacturing
cc:      Corey MacGillivray